Exhibit 12

Toys “R” Us, Inc.
Computation of Ratio of Earnings to Fixed Charges (a)
(In Millions, Except Ratio Data)

	Fiscal Years Ended
($ In millions)	January 28, 2017	January 30, 2016	January 31, 2015	February 1, 2014	February 2, 2013
Consolidated pretax earnings (loss) from continuing operations	5	(48)	(256)	$(867)	$92
Noncontrolling interest	7	6	4	3	1
Interest capitalized during period	—	—	—	—	(1)
Total fixed charges	616	595	631	714	716
Adjusted earnings (loss) from continuing operations	$628	$553	$379	$(150)	$808

Fixed Charges
Interest expense	457	429	451	$524	$480
Interest capitalized during period	—	—	—	—	1
Interest portion of rental expense	159	166	180	190	235
Total Fixed Charges	$616	$595	$631	$714	$716
Ratio of Earnings to Fixed Charges	1.02	0.93	0.60	(0.21)	1.13
(a) For purposes of calculating the ratio of earnings to fixed charges, earnings (loss) were calculated by adding (i) earnings (loss) from continuing operations before noncontrolling interest and income taxes, (ii) interest expense, including the portion of rents representative of an interest factor and (iii) amortization of debt issuance costs. Fixed charges consist of interest expense, amortization of debt issuance costs and the portions of rents representative of an interest factor.

Rent expense, net of sublease income	$524	$546	$601	$609	$628
Capitalization factor	3.8	3.7	3.7	4.4	4.6
Weighted average cost of long-term debt	8.0%	8.2%	8.1%	7.1%	8.1%
Interest in rent expense	$159	$166	$180	$190	$235
% of interest to rent expense	30%	30%	30%	31%	37%